FY 315



02007468

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

iCapital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson Street
(No. and Street)

Jersey City	New Jersey	07010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mullin — 201-761-7000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, John Mullin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to iCapital Markets LLC for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature | February 22, 2002
Date

President
Title



Notary Public

AFRODITI C. KONTOS
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 15, 2003

iCapital Markets LLC
(S.E.C. I.D. No. 8-23769)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****


RECEIVED
MAR 04 2002
352

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
iCapital Markets LLC

We have audited the accompanying statement of financial condition of iCapital Markets LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of iCapital Markets LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 22, 2002

iCapital Markets LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 24,303,112
Receivables:	
Brokers and dealers (net of allowance of $3,896,884)	4,927,193
Affiliates	1,857,802
Financial instruments owned, at fair value, at clearing broker	165,067
Deferred tax asset	1,659,775
Other assets	1,203,576
TOTAL ASSETS	$ 34,116,525
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Payables:	
Brokers and dealers	1,309,783
Affiliates	2,758,997
Financial instruments not yet purchased, at fair value	123,239
Accounts payable and accrued expenses	14,392,787
Total liabilities	18,584,806
MEMBER'S EQUITY	15,531,719
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 34,116,525

See notes to statement of financial condition.

iCapital Markets LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - iCapital Markets LLC (the "Company"), formerly Datek Online Brokerage Services LLC ("DOBS"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc.. The Company is engaged in a variety of businesses including trade execution services and software servicing. During the year, the Company ceased its online brokerage activities (See Note 8). The Company is a wholly-owned subsidiary of Datek Online Holdings Corp. (the "Parent").

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Proprietary Securities Transactions – Financial instruments owned and financial instruments sold, but not yet purchased are recorded on a trade date basis at fair value. The Company maintains inventory positions primarily to facilitate client trading requirements. The fair value of trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors including management's estimates of amounts to be realized on settlement.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments – Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Cash and cash equivalents, and receivables from affiliates are carried at cost, which approximates fair value due to their short-term maturities. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Income Taxes – The results of operations of the Company are included in the consolidated U.S. Federal income tax return of the Parent. As a single member limited liability company ("LLC"), the Company is treated as a branch for tax purposes; however, the Parent allocates income taxes to its subsidiaries in a manner that approximates the separate company method.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the statement of financial condition. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions (principally asset and liability reserves, depreciation and amortization) in different years for income tax reporting purposes than for financial reporting purposes.

2. RELATED PARTY TRANSACTIONS

The Company executes securities transactions for a wholly-owned subsidiary of the Parent pursuant to an execution agreement. The Company incurred clearing fees, relating to the clearing of securities transactions pursuant to a clearing agreement, from a wholly-owned subsidiary of the Parent.

The Company incurred execution fees, relating to certain securities transactions from the The Island ECN, Inc. and its subsidiary.

Receivables from affiliates at December 31, 2001 consisted of $1,303,926 of broker-dealer receivables relating to transaction fees and $553,876 of other receivables relating to a wholly-owned subsidiary of the Parent.

Payables to affiliates at December 31, 2001 included the following: $1,531,106 of income taxes and $403,461 of other liabilities payable to the Parent and $824,430 of broker-dealer payables relating to execution services provided by Island.

Certain wholly-owned subsidiaries of the Parent incur expenses on behalf of the Parent and its subsidiaries and allocate a portion of these expenses to the Company.

3. TRADING ACTIVITIES

The Company may, at times, maintain financial instruments on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market value of securities fluctuate. Long and short positions are marked to market daily and are continuously monitored by the Company.

4. COMMITMENTS AND CONTINGENCIES

On January 24, 2002, the Company, without admitting or denying liability, settled charges by the SEC that Datek Securities Corporation, a predecessor to the Company, engaged in an allegedly fraudulent day-trading scheme. The Company was censured and paid a fine of $6.3 million. On the same day, the U.S. Attorney's Office for the Southern District of New York issued a declination of prosecution to the Company and its Parent in connection with the allegations the Company settled with the SEC.

On June 6, 2001, the Company's immediate predecessor, DOBS, settled charges by the Securities Regulatory Authorities of all Canadian Provinces (the "Authorities") that DOBS conducted an online brokerage business in Canada by accepting Canadian customers who accessed its website and executing trades for those customers without being licensed in Canada. DOBS made a voluntary payment of CAD $800,000 to the Authorities and agreed that a Canadian affiliate, Datek Canada Brokerage Services, Inc., would assiduously seek to secure broker-dealer registration in Canada.

Additionally, in the normal course of business, the Company has been named as a defendant in various lawsuits and arbitrations and has been subject to regulatory examinations. Although the outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the financial condition of the Company but may be material to the Company's operating results for any particular period, depending upon the level of the Company's income for such period.

5. EMPLOYEE COMPENSATON PLANS

Employees of the Company are eligible to participate in the Parent's defined contribution 401(k) plan upon meeting certain eligibility requirements. The Company makes discretionary contributions based on the results of operations.

Certain employees of the Company participate in the Parent's stock option plan. Options awarded under this plan have been classified as non-compensatory under the criteria established in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.*

6. INCOME TAXES

In accordance with the terms of a tax allocation agreement with the Parent, all current taxes are offset with all other intercompany balances with the Parent.

7. NET CAPITAL

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of the aggregate debit items arising from customer transactions. At December 31, 2001, the Company had net capital of $9,490,940, which was $9,240,940 in excess of its required net capital of $250,000.

The Company may from time to time in the future return excess capital to the Parent. Advances to the Parent and its affiliates, returns of capital and other equity withdrawals are subject to certain notifications and other provisions of the Rule.

8. DISCONTINUED OPERATIONS

Effective close of business June 29, 2001, the Company ceased its online brokerage operations with a transfer of assets of $43,070,119 (including cash of $24,000,000 and intangible assets of $12,052,348) and liabilities of $22,145,892 (including accounts payable and accrued liabilities of $15,143,194) to Datek Online Financial Services LLC, a wholly-owned subsidiary of the Parent. The resulting net assets of $20,924,227 were treated as a capital distribution to the Parent.

9. COMMENCEMENT OF SOFTWARE SERVICING OPERATIONS

On December 3, 2001, the Company commenced its software servicing operations with the transfer of assets of $3,821,466 (including net broker-dealer receivables of $3,194,299) and liabilities of $1,459,474 (including broker-dealer payables of $1,205,667) from a wholly-owned subsidiary of the Parent. The resulting net assets of $2,361,992 were treated as a capital contribution from the Parent.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



February 22, 2002

iCapital Markets LLC
70 Hudson Street
Jersey City, New Jersey 07302

In planning and performing our audit of the financial statements of iCapital Markets LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP